CENTRAL FEDERAL CORPORATION

2923 Smith Road

Fairlawn, Ohio 44333

October 21, 2011

VIA EDGAR – FORM RW

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Central Federal Corporation

Request to Withdraw Registration Statement on Form S-1

File No. 333-177097

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-177097), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 30, 2011, and became effective on October 19, 2011.

The Registrant has not commenced the offering covered by the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement, and no funds have been received from subscribers.

It is our understanding that in accordance with Rule 477(b), this application for withdrawal of the Registration Statement will be deemed granted at the time this application is filed with the Commission unless, within 15 calendar days after such filing, the Commission notifies the Registrant that the application for withdrawal will not be granted.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Central Federal Corporation, 2923 Smith Road, Fairlawn, Ohio 44333, with an additional copy to the Registrant’s counsel, Silver, Freedman & Taff, L.L.P., 3299 K Street, NW, Suite 100, Washington, DC 20007, Attention: Martin L. Meyrowitz, P.C.

If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. Meyrowitz at 202.295.4527.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,

CENTRAL FEDERAL CORPORATION

By:	/s/ Eloise L. Mackus
Eloise L. Mackus Chief Executive Officer

cc: Michael R. Clampitt